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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
                         (PURSUANT TO SECTION 13(E)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934)

                            ------------------------

                              CASTLE & COOKE, INC.
                                (Name of issuer)

                              CASTLE & COOKE, INC.
                      (Name of person(s) filing statement)

                            ------------------------

                           COMMON STOCK, NO PAR VALUE
                         (Title of class of securities)

                            ------------------------

                                  14843310 10
                     (CUSIP number of class of securities)

                             KEVIN R. SHANEY, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                              CASTLE & COOKE, INC.
                            10900 WILSHIRE BOULEVARD
                         LOS ANGELES, CALIFORNIA 90024
                                 (310) 208-3636
  (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                            ------------------------

                                    COPY TO:
                            CHARLES F. NIEMETH, ESQ.
                             O'MELVENY & MYERS LLP
                              153 EAST 53RD STREET
                         NEW YORK, NEW YORK 10022-4611
                                 (212) 326-2085

                            ------------------------

                                  MAY 15, 1998
     (Date tender offer first published, sent or given to security holders)

                            ------------------------

                           CALCULATION OF FILING FEE

Transaction valuation*:       $58,500,000 Amount of filing fee          $  11,700

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/ /  Check box if any part of the fee is offset as provided by Rule 0-ll(a)(2)
     and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:              N/A  Filing Party:                       N/A
Form or Registration No.:            N/A  Date Filed:                         N/A

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*Based upon the purchase of 3,000,000 shares at the maximum tender offer price,
 $19.50 per share.

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ITEM 1.  SECURITY AND ISSUER.

    (a) The Issuer of the securities to which this Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") relates is Castle & Cooke, Inc., a Hawaii corporation (the "Company"), and the address of its principal executive office is 10900 Wilshire Boulevard, Los Angeles, California 90024.

    (b) This Statement relates to a tender offer by the Company to purchase 3,000,000 shares (or such lesser number of shares as are validly tendered) of its common stock, no par value (the "Shares"), at prices, net to the seller in cash, not greater than $19.50 nor less than $17.75 per Share, specified by stockholders, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 15, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2), respectively. The information set forth in the "Introduction," "Section 1. Number of Shares; Proration," "Section
8. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," "Section 9. Background and Purpose of the Offer" and "Section 15. Extension of the Offer; Termination; Amendments" of the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in "Introduction" and "Section 7. Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

    (d) This Statement is being filed by the Issuer.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(b) The information set forth in "Section 11. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

    The information set forth in the "Introduction" and "Section 9. Background and Purpose of the Offer" of the Offer to Purchase is incorporated herein by reference.

    (a)-(j) The information set forth in the "Introduction," "Section 8. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," "Section 9. Background and Purpose of the Offer," "Section 11. Source and Amount of Funds" and "Section 12. Effects of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

    The information set forth in "Section 8. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

    The information set forth in the "Introduction" and "Section 8. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in the "Introduction" and "Section 16. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

                                       2
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ITEM 7.  FINANCIAL INFORMATION.

    (a)-(b) The information set forth in "Section 10. Certain Information About the Company" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

    (a) Not applicable.

    (b) The information set forth in "Section 13. Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in "Section 12. Effects of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

    (d) Not applicable.

    (e) Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively, and incorporated in their entirety herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)     Offer to Purchase, dated May 15, 1998

(a)(2)     Letter of Transmittal

(a)(3)     Notice of Guaranteed Delivery

(a)(4)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)     Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies
           and Other Nominees

(a)(6)     Guidelines for Certification of Taxpayer Identification Number on Substitute
           Form W-9

(a)(7)     News Release issued by the Company on May 11, 1998

(a)(8)     Letter to the Company's Stockholders from David H. Murdock, Chairman of the
           Board and Chief Executive Officer of the Company, dated May 15, 1998

(a)(9)     Summary Advertisement, dated May 15, 1998

(b)(1)     Amended and Restated Credit Agreement dated as of May 16, 1997, among Castle &
           Cooke, Inc., as Borrower, and the Lenders named therein, and The Chase Manhattan
           Bank, as Agent, Administrative Agent and Collateral Agent (incorporated herein by reference to Exhibit 4.2 to the Company's Form 10-Q for the quarterly period ended June 30, 1997, File No. 1-14020).

(c)        Not applicable

(d)        Not applicable

(e)        Not applicable

(f)        Not applicable

                                       3
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CASTLE & COOKE, INC.
                                          By: /s/ Kevin R. Shaney
                                             -----------------------------------
                                             Name: Kevin R. Shaney
                                             Title: Vice President and General
                                          Counsel

Dated: May 15, 1998

                                       4
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                                 EXHIBIT INDEX

EXHIBIT NO.                                               DESCRIPTION
-----------  -----------------------------------------------------------------------------------------------------
    (a)(1)   Offer to Purchase, dated May 15, 1998

    (a)(2)   Letter of Transmittal

    (a)(3)   Notice of Guaranteed Delivery

    (a)(4)   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

    (a)(5)   Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

    (a)(6)   Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

    (a)(7)   News Release issued by the Company on May 11, 1998

    (a)(8)   Letter to the Company's Stockholders from David H. Murdock, Chairman of the Board and Chief Executive
             Officer of the Company, dated May 15, 1998.

    (a)(9)   Summary Advertisement, dated May 15, 1998

    (b)(1)   Amended and Restated Credit Agreement dated as of May 16, 1997, among Castle & Cooke, Inc., as
             Borrower, and the Lenders named therein, and The Chase Manhattan Bank, as Agent, Administrative Agent
             and Collateral Agent (incorporated herein by reference to Exhibit 4.2 to the Company's Form 10-Q for the quarterly period ended June 30, 1997, File No. 1-14020).

       (c)   Not applicable

       (d)   No applicable

       (e)   Not applicable

       (f)   Not applicable